Innovative International Acquisition Corp.

24681 La Plaza Ste 300

Dana Point, CA 92629

VIA EDGAR

October 6, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Wilson Lee

Re:	Innovative International Acquisition Corp Registration Statement on Form S-1 Filed July 2, 2021

CIK No. 0001854275

Dear Mr. Lee:

Innovative International Acquisition Corp., a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 29, 2021, regarding the Company’s Registration Statement on Form S-1 confidentially submitted to the Commission on July 2, 2021 (the “DRS”). For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. Concurrently with the transmission of this letter, we are publicly filing the Company’s Registration Statement on Form S-1 with the Commission through EDGAR (the “Registration Statement”).

Draft Registration Statement on Form S-1 confidentially submitted July 2, 2021

Capitalization, page 74

1.	We note that you are offering 25,000,000 Class A ordinary shares as part of your initial public offering of units, but footnote 3 suggests you will show less than all 25,000,000 Class A ordinary shares subject to possible redemption in your Capitalization table.

Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the holder, in concluding that all 25,000,000 Class A ordinary shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

In making its accounting conclusion, the Company considered ASC 480-10-S99-3A which requires preferred securities (and other redeemable equity securities by analogy) that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder or (3) upon the occurrence of an event that is not solely within the control of the issuer.

Based on further analysis, the Company now believes the treatment presented in the DRS is incorrect and has revised the Registration Statement accordingly.

The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, Class A ordinary shares subject to possible redemption are presented in the Registration Statement at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Michael S. Lee, at michael.lee@reedsmith.com or by telephone at (212) 549-0358.

Sincerely,

/s/ Mohan Ananda
Mohan Ananda
Chief Executive Officer
Innovative International Acquisition Corp.

cc:

Ari Edelman, Esq.

Michael S. Lee, Esq.

Reed Smith LLP